CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES
ELECTION OF NEW DIRECTORS

SHANGHAI, December 1, 2010 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced the resignation of Ted Tak Tai Lee from the board of the directors and the independent committee of the board (the “Independent Committee”) as of November 29, 2010 and the increase in the number of directors of the board from five to six.

The Company also announced the election of Zixin Wang, Qian Zhao and Dr. Hai Mi to the board of directors, effective as of December 1, 2010, to replace Ted Tak Tai Lee and Dr. David Yunhung Tang, who announced his retirement on November 11, 2010. The board has designated Qian Zhao and Dr. Hai Mi as independent directors and elected Qian Zhao and Dr. Hai Mi to the Independent Committee. Dr. Hai Mi was also elected to be a member and the chairman of the audit committee of the board to fill the vacancy on the audit committee.

Following the election of the new directors and the increase in the number of directors, the board of directors is now comprised of the following six directors: Dr. Jianhua Yang, Dr. Kevin Wu, Dr. Zuowei Xie, Zixin Wang, Qian Zhao and Dr. Hai Mi.

Following the election of the new directors to the Independent Committee, the Independent Committee is now comprised of the following four members: Dr. Kevin Wu, Dr. Zuowei Xie, Qian Zhao and Dr. Hai Mi.

Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao is a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a preeminent corporate finance law firm in China and previously worked as an attorney at Sullivan & Cromwell and Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Zhao is currently a director and member of the audit committee of Trina Solar Limited and SouFun Holdings Limited, both of which are NYSE-listed companies, and CXC Capital, Inc., which is the management company of CXC China Sustainable Growth Fund. Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.

Dr. Mi has a broad range of experiences in his professional career in the pharmaceutical and related industries. From 2005 to 2009, Dr. Mi was a Senior Director of Strategic Planning and Vice President of Corporate Communications at WuXi PharmaTech in Shanghai, China. From 2003 to 2004, Dr. Mi served as an independent consultant to Pfizer Inc. in New York, and from 1999 to 2001, he worked as a research scientist at Pfizer in Ann Arbor, Michigan. His other work experience included serving as a general manager, financial advisor and business development consultant for biotech companies. Dr. Mi obtained a Ph.D. in Organic Chemistry from New York University in 1999, an MBA with a concentration in finance and strategic management from The University of Chicago Booth School of Business in 2003 and a B.S. in Material Science from Fudan University in Shanghai in 1989.

Mr. Wang has served as a Vice President of Chemspec, responsible for finance, administration and human resources, since 2007. From 2006 to 2007, he was the Financial Controller of Chemspec. Prior to joining the Company, Mr. Wang served as a project manager of Shanghai Boning Finance Advisory Limited, where he was responsible for advising on offshore initial public offerings of Chinese companies and investment activities in China of foreign companies. Mr. Wang received a master’s degree in Accounting in 2004 and a bachelor’s degree in International Accounting in 2001, both from Shanghai Jiaotong University.

Dr. Jianhua Yang, Chairman and Chief Executive Officer of Chemspec, commented, “We are pleased to announce the election of three new members to the board of directors. Based on their qualifications and experience, we are confident that all three directors are highly qualified to help the Company navigate its future. Mr. Zhao’s extensive legal background and Dr. Mi’s corporate advisory experience will be assets to the Independent Committee as its work progresses. Mr. Wang has been a valuable member of Chemspec’s team since 2006 and we are pleased that he will bring his deep experience in the operation of the Company to the board.”

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Tel: +86-21-63638108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel: +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel: +852-9212-0684
Email: tfleming@christensenir.com